EXHIBIT 10.10

THIRD AMENDMENT TO CREDIT AGREEMENT

This Third Amendment to Credit Agreement (the "Third Amendment") is made as of this 31st day of December, 2005 by and among

SPECIALTY RETAILERS (TX) LP (f/k/a SRI 2005 (TX) LP), a Texas limited partnership, having its principal place of business at 10201 Main Street, Houston, Texas 77025 (the "Borrower"); and

STAGE STORES, INC., a Nevada corporation, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

SPECIALTY RETAILERS, INC., a Texas corporation, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

SRI GENERAL PARTNER LLC, a Nevada limited liability company, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

SRI LIMITED PARTNER LLC (f/k/a SRI 2005 LLC), a Nevada limited liability company, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

the LENDERS party hereto; and

BANK OF AMERICA, N.A. (f/k/a Fleet National Bank), as Issuing Bank, a national banking association having a place of business at 100 Federal Street, Boston, Massachusetts 02110; and

FLEET RETAIL GROUP, LLC (f/k/a Fleet Retail Group, Inc. and Fleet Retail Finance Inc.), as Administrative Agent and as Collateral Agent for the Lenders, a Delaware limited liability company, having its principal place of business at 40 Broad Street, Boston, Massachusetts 02109; and

THE CIT GROUP/BUSINESS CREDIT, INC., GENERAL ELECTRIC CAPITAL CORPORATION, AND NATIONAL CITY BUSINESS CREDIT, INC., as Co-Documentation Agents; and

WELLS FARGO FOOTHILL, LLC, as Syndication Agent,

in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

<p style="text-align: center;">W I T N E S S E T H:</p>

WHEREAS, on August 21, 2003, certain of the parties hereto, among others, entered into that certain Credit Agreement, as amended by that certain Limited Waiver and First Amendment to Credit Agreement dated as of November 4, 2003 and that certain Second Amendment to Credit Agreement dated as of December 31, 2004 (as amended and in effect, the "Credit Agreement"); and

WHEREAS, pursuant to that certain Joinder to Credit Agreement dated as of January 30, 2004, Specialty Retailers (TX) LP (f/k/a SRI 2004 (TX) LP) joined the Credit Agreement as the Borrower thereunder, and SRI Limited Partner LLC (f/k/a SRI 2004 LLC) joined the Credit Agreement as a Facility Guarantor thereunder; and

WHEREAS, pursuant to that certain Joinder to Credit Agreement dated as of December 31, 2004, Specialty Retailers (TX) LP (f/k/a SRI 2005 (TX) LP) joined the Credit Agreement as the Borrower thereunder, and SRI Limited Partner LLC (f/k/a SRI 2005 LLC) joined the Credit Agreement as a Facility Guarantor thereunder; and

WHEREAS, the Loan Parties have requested that the Agent and the Lenders modify certain of the provisions of the Credit Agreement to provide for the Agent's and the Lenders' consent to a proposed corporate restructuring as set forth herein.

NOW, THEREFORE, it is hereby agreed as follows:

1. Capitalized Terms. All capitalized terms used herein and not otherwise defined shall have the same meaning herein as in the Credit Agreement.

2. Amendments to Article I. The provisions of Article I of the Credit Agreement are hereby amended by adding the following new definition in appropriate alphabetical order as follows:

> "2006 Corporate Restructuring" shall mean the transactions described on Schedule A hereto.

3. Amendment to Article VI. The provisions of Section 6.03(c) of the Credit Agreement are hereby amended by adding the words "and 2006 Corporate Restructuring" after the words "the 2005 Corporate Restructuring" in the second line thereof.

4. Ratification of Loan Documents. Except as provided herein, all terms and conditions of the Credit Agreement and of the other Loan Documents remain in full force and effect. The Loan Parties each hereby ratify, confirm, and reaffirm all of the representations and warranties contained therein.

5. Conditions to Effectiveness.   This Third Amendment shall not be effective until each of the following conditions precedent have been fulfilled to the satisfaction of the Administrative Agent:

(a) This Third Amendment shall have been duly executed and delivered by the respective parties hereto and, shall be in full force and effect and shall be in form and substance satisfactory to the Administrative Agent and the Required Lenders.

(b) All limited liability company, limited partnership, corporate and shareholder action on the part of the Loan Parties necessary for the valid execution, delivery and performance by the Loan Parties of this Third Amendment shall have been duly and effectively taken and evidence thereof satisfactory to the Administrative Agent shall have been provided to the Administrative Agent.

(c) All documents and other instruments necessary to evidence the 2006 Corporate Restructuring shall have been duly executed and delivered by the respective parties thereto and shall be in full force and effect and shall be in form and substance as set forth on Schedule A or in such other manner satisfactory to the Administrative Agent.

(d) The Agent shall have received a favorable legal opinion of the Borrower's and Facility Guarantors' counsel addressed to the Agent and the other Secured Parties, in form and substance satisfactory to the Agent.

(e) No Default or Event of Default shall have occurred and be continuing.

(f) The Borrower and Facility Guarantors shall have executed such additional instruments, documents and agreements as the Administrative Agent may reasonably request.

6. Miscellaneous.

(a) This Third Amendment may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument.

(b) This Third Amendment expresses the entire understanding of the parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c) Any determination that any provision of this Third Amendment or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not effect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Third Amendment.

(d)   The Loan Parties shall pay all costs and expenses of the Agent, including, without limitation, reasonable attorneys' fees in connection with the preparation, negotiation, execution and delivery of this Third Amendment.

(e)   The Loan Parties warrant and represent that the Loan Parties have consulted with independent legal counsel of their selection in connection with this Third Amendment and is not relying on any representations or warranties of the Agents or the Lenders or their counsel in entering into this Third Amendment.

IN WITNESS WHEREOF, the parties have hereunto caused this Third Amendment to be executed and their seals to be hereto affixed as of the date first above written.

SPECIALTY RETAILERS (TX) LP (f/k/a SRI 2005 (TX) LP),
as Borrower

By: SRI General Partner LLC, its
        General Partner

By: /s/ Richard E. Stasyszen
Name: Richard E. Stasyszen
Title: Manager

STAGE STORES, INC., as Facility Guarantor

By: /s/ Richard E. Stasyszen
Name: Richard E. Stasyszen
Title: Senior Vice President, Finance and
        Controller

SPECIALTY RETAILERS, INC., as Facility Guarantor

By: /s/ Richard E. Stasyszen
Name: Richard E. Stasyszen
Title: Senior Vice President and Controller

SRI GENERAL PARTNER LLC , as Facility Guarantor

By: /s/ Richard E. Stasyszen
Name: Richard E. Stasyszen
Title: Manager

SRI LIMITED PARTNER LLC, (f/k/a SRI 2005 LLC), as Facility Guarantor

By: /s/ Philip B. Sears
Name: Philip B. Sears
Title: Manager

FLEET RETAIL GROUP, LLC (f/k/a Fleet Retail Finance Inc.),
As Administrative Agent, as Collateral Agent, as Swingline Lender and as Lender

By: /s/ Daniel T. Platt
Name: Daniel T. Platt
Title: Managing Director

BANK OF AMERICA, N.A.,
as Issuing Bank

By: /s/ Daniel T. Platt
Name: Daniel T. Platt
Title: Managing Director

WELLS FARGO FOOTHILL, LLC,
As Syndication Agent and as Lender

By: /s/ Yelena Kravchuh
Name: Yelena Kravchuh
Title: Assistant Vice President

THE CIT GROUP/BUSINESS CREDIT,
INC., As Co-Documentation Agent and as
Lender

By: /s/ Kim Nguyen
Name: Kim Nguyen
Title: Assistant Vice President

GENERAL ELECTRIC CAPITAL
CORPORATION,
As Co-Documentation Agent and as Lender

By: /s/ Brian P. Schwinn
Name: Brian P. Schwinn
Title: Duly Authorized Signatory

NATIONAL CITY BUSINESS CREDIT, INC. (f/k/a National City Commercial Finance, Inc.),
As Co-Documentation Agent and as Lender

By: /s/ Kathryn Ellero
Name: Kathryn Ellero
Title: Vice President

GMAC COMMERCIAL FINANCE LLC,
As Lender

By: /s/ Michael Malcangi
Name: Michael Malcangi
Title: Vice President

WEBSTER BUSINESS CREDIT CORP.,
(f/k/a Whitehall Business Credit
Corporation),
As Co-Documentation Agent and as Lender

By: /s/ Andrew D. Wierman
Name: Andrew D. Wierman
Title: Vice President

<u>Schedule A</u>

Stage Stores, Inc.

<u>2006 Corporate Restructuring</u>

The Corporate Restructuring will be completed pursuant to the following actions, which will be completed by December 31, 2005:

1.   SRI Limited Partner LLC will form a wholly owned subsidiary in Nevada named "SRI 2006 LLC" with the same regulations, ownership structure and manager that SRI Limited Partner LLC presently has.

2.   SRI Limited Partner LLC will merge into SRI 2006 LLC with SRI 2006 LLC being the surviving entity. SRI 2006 LLC will change its name to SRI Limited Partner LLC.

3.   After the restructuring the names of the entities, their jurisdictions of organization, and their ownership will be as they were before the restructuring as follows:

Name	**Organization**	**Ownership**
Specialty Retailers, Inc.	Texas	Stage Stores, Inc.
Specialty Retailers (TX) LP	Texas	SRI General Partner LLC (1% General Partner) SRI Limited Partner LLC (f/k/a SRI 2006 LLC) (99% Limited Partner)
SRI General Partner LLC	Nevada	Specialty Retailers, Inc.
SRI Limited Partner LLC (f/k/a SRI 2006 LLC)	Nevada	Specialty Retailers, Inc.